UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

The information and related exhibits contained in this Report on Form 6-K are hereby incorporated by reference into National Energy Services Reunited Corp.’s Registration Statement on Form S-8 (File No. 333-280902).

1

FINANCIAL INFORMATION AND CURRENCY OF FINANCIAL STATEMENTS

The unaudited condensed consolidated interim financial statements included in Part 1, Item 1, “Financial Statements (Unaudited)” of this Periodic Report have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Unless otherwise indicated, all references in this Periodic Report to “dollars,” “$,” or “US$” are to U.S. dollars, which is the reporting currency of the unaudited condensed consolidated interim financial statements.

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PART I – FINANCIAL INFORMATION

ITEM 1. UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	September 30, 2025 (Unaudited)	December 31, 2024

Assets
Current assets
Cash and cash equivalents	$69,683	107,956
Accounts receivable, net (Note 3)	192,769	137,265
Unbilled revenue	126,333	111,734
Service inventories (Note 4)	97,771	96,772
Prepaid assets	16,677	10,146
Retention withholdings	18,581	31,072
Other receivables	63,264	38,476
Other current assets	10,798	7,095
Total current assets	595,876	540,516
Non-current assets
Property, plant and equipment, net (Note 5)	437,234	438,146
Intangible assets, net	51,739	65,696
Goodwill	645,095	645,095
Operating lease right-of-use assets	22,410	26,042
Other assets	56,769	58,183
Total assets	$1,809,123	$1,773,678

Liabilities and equity
Liabilities
Accounts payable and accrued expenses	356,414	305,308
Current installments of long-term debt (Note 6)	64,500	68,735
Short-term borrowings (Note 6)	61,269	59,720
Income taxes payable	-	7,728
Other taxes payable	26,223	27,482
Operating lease liabilities	3,737	5,449
Other current liabilities	30,354	29,090
Total current liabilities	542,497	503,512

Long-term debt (Note 6)	207,180	254,387
Deferred tax liabilities	4,321	5,632
Employee benefit liabilities	34,936	31,806
Non-current operating lease liabilities	19,755	20,843
Other liabilities	43,783	49,266
Total liabilities	852,472	865,446

Commitments and contingencies (Note 8)	-	-

Equity (Note 9)
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at September 30, 2025, and December 31, 2024, respectively	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 100,777,759 and 96,045,856 shares issued and outstanding at September 30, 2025, and December 31, 2024, respectively	899,383	894,293
Retained earnings	57,199	13,870
Accumulated other comprehensive income	69	69
Total equity	956,651	908,232
Total liabilities and equity	$1,809,123	$1,773,678

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	For the three-month period ended		For the nine-month period ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Revenues	$295,315	$336,205	$925,785	$958,022
Cost of services	(259,955)	(282,794)	(809,086)	(808,530)
Gross profit	35,360	53,411	116,699	149,492
Selling, general and administrative expenses (excluding Amortization)	(11,061)	(13,270)	(34,981)	(41,290)
Amortization	(4,693)	(4,693)	(14,080)	(14,080)
Operating income	19,606	35,448	67,638	94,122
Interest expense, net	(8,128)	(9,933)	(24,974)	(29,976)
Other income, net	759	394	2,758	1,199
Income before income tax	12,237	25,909	45,422	65,345
Income tax benefit (expense)	5,500	(5,291)	(2,093)	(15,872)
Net income	$17,737	$20,618	$43,329	$49,473

Weighted average shares outstanding (Note 10):
Basic	100,356,020	95,428,253	97,656,777	95,310,346
Diluted	100,724,290	95,653,958	97,951,178	95,524,758

Earnings per share (Note 10):
Basic	$0.18	$0.22	$0.44	$0.52
Diluted	$0.18	$0.22	$0.44	$0.52

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

	For the three-month period ended		For the nine-month period ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Net income	$17,737	$20,618	$43,329	$49,473
Other comprehensive income, net of tax	-	-	-	-
Foreign currency translation adjustments	-	-	-	-
Total comprehensive income, net of tax	$17,737	$20,618	$43,329	$49,473

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(In US$ thousands, except share data)

		Common Stock
		and Additional	Accumulated Other
	Ordinary	Paid-in	Comprehensive	Retained	Total
Description	Shares	Capital	Income	Earnings	Equity

Balance at December 31, 2024	96,045,856	$894,293	$69	$13,870	$908,232
Share-based compensation expense	-	5,747	-	-	5,747
Issuance of equity-classified restricted share units	1,088,331	-	-	-	-
Settlement of liability-classified share-based compensation	100,001	601	-	-	601
Warrant exchange and associated transaction costs (Note 9)	3,543,571	(1,258)	-	-	(1,258)
Net income	-	-	-	43,329	43,329
Balance at September 30, 2025	100,777,759	$899,383	$69	$57,199	$956,651

		Common Stock
		and Additional	Accumulated Other	Retained
	Ordinary	Paid in	Comprehensive	Earnings /	Total
Description	Shares	Capital	Income	(Deficit)	Equity

Balance at December 31, 2023	94,996,397	$883,865	$69	$(62,440)	$821,494
Share-based compensation expense	-	3,568	-	-	3,568
Issuance of equity-classified restricted share units	533,145	(163)	-	-	(163)
Other	(82,331)	(824)	-	-	(824)
Net income	-	-	-	49,473	49,473
Balance at September 30, 2024	95,447,211	$886,446	$69	$(12,967)	$873,548

		Common Stock
		and Additional	Accumulated Other
	Ordinary	Paid-in	Comprehensive	Retained	Total
Description	Shares	Capital	Income	Earnings	Equity

Balance at June 30, 2025	96,452,967	$897,373	$69	$39,462	$936,904
Share-based compensation expense	-	2,169	-	-	2,169
Issuance of equity-classified restricted share units	781,221	-	-	-	-
Warrant exchange and associated transaction costs (Note 9)	3,543,571	(159)	-	-	(159)
Net income	-	-	-	17,737	17,737
Balance at September 30, 2025	100,777,759	$899,383	$69	$57,199	$956,651

		Common Stock
		and	Accumulated
		Additional	Other	Retained
	Ordinary	Paid in	Comprehensive	Earnings /	Total
Description	Shares	Capital	Income	(Deficit)	Equity

Balance at June 30, 2024	95,408,453	$884,904	$69	$(33,585)	$851,388
Share-based compensation expense	-	1,542	-	-	1,542
Issuance of equity-classified restricted share units	38,758	-	-	-	-
Net income	-	-	-	20,618	20,618
Balance at September 30, 2024	95,447,211	$886,446	$69	$(12,967)	$873,548

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In US$ thousands)

	For the nine-month period ended
	September 30, 2025	September 30, 2024

Cash flows from operating activities:
Net income	$43,329	$49,473
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	106,480	103,176
Share-based compensation expense	5,747	3,568
(Gain) / loss on disposal of assets	(4,271)	2,100
Non-cash interest expense (income)	983	(1,646)
Deferred tax (benefit) expense	(1,497)	(2,142)
Allowance for (reversal of) doubtful receivables	694	5,306
Charges on obsolete service inventories	1,161	2,294
Impairments and other charges	1,492	1,583
Other operating activities, net	399	317
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(56,198)	33,466
(Increase) decrease in unbilled revenue	(14,600)	(45,887)
(Increase) decrease in retention withholdings	12,491	25,215
(Increase) decrease in inventories	(2,161)	(3,834)
(Increase) decrease in prepaid expenses	(6,532)	(6,772)
(Increase) decrease in other current assets	(17,771)	6,365
Change in other long-term assets and liabilities	(1,105)	4,653
Increase (decrease) in accounts payable and accrued expenses	63,923	15,797
Increase (decrease) in other current liabilities	(6,912)	(9,963)
Net cash provided by operating activities	125,652	183,069

Cash flows from investing activities:
Capital expenditures	(100,620)	(80,053)
IPM investments (Note 2)	-	-
Proceeds from disposal of assets	2,086	929
Other investing activities	(8,250)	(5,034)
Net cash used in investing activities	(106,784)	(84,158)

Cash flows from financing activities:
Proceeds from long-term debt	-	4,063
Repayments of long-term debt	(52,610)	(53,810)
Proceeds from short-term borrowings	75,711	58,738
Repayments of short-term borrowings	(74,217)	(53,140)
Payments on capital leases	(2,778)	(1,432)
Payments on seller-provided financing for capital expenditures	(1,650)	(2,819)
Other financing activities, net	(1,597)	(163)
Net cash used in financing activities	(57,141)	(48,563)

Effect of exchange rate changes on cash	-	-
Net (decrease) increase in cash	(38,273)	50,348
Cash and cash equivalents, beginning of period	107,956	67,821
Cash and cash equivalents, end of period	$69,683	$118,169

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

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NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of National Energy Services Reunited Corp. (“NESR,” the “Company,” “we,” “our,” “us” or similar term) have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of NESR management, all adjustments considered necessary for a fair statement have been included in the accompanying unaudited interim financial statements. All intercompany transactions and balances have been eliminated in consolidation. Operating results for the nine-month period ended September 30, 2025, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2025. The December 31, 2024, balance sheet information has been derived from the NESR 2024 audited financial statements. For further information, refer to the Consolidated Financial Statements and notes thereto included in the NESR Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), filed with the Securities and Exchange Commission on March 28, 2025.

2. CONDENSED CONSOLIDATED INTERIM SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Supplemental cash flow information

Non-cash transactions were as follows:

●	Purchases of property, plant, and equipment in Accounts payable of $26.1 million and $36.3 million at September 30, 2025, and December 31, 2024, respectively, are not included under “Capital expenditures” within the Condensed Consolidated Interim Statements of Cash Flows.
●	Purchases of property, plant, and equipment using seller-provided installment financing of $0.0 (zero) million and $1.3 million at September 30, 2025, and December 31, 2024, in Accounts payable are not included under “Payments on seller-provided financing for capital expenditures” within the Condensed Consolidated Interim Statements of Cash Flows.

Production Management Assets

The Company’s Integrated Production Management (“IPM”) projects are focused on developing and managing production on behalf of the Company’s customers under long-term agreements. Under these arrangements, the Company contributes its own services and products and, in certain cases, cash, toward the customer’s field development activities and operations. Although in certain arrangements the Company is paid for a portion of the services or products it provides, generally the Company will not be paid at the time of providing its services or upon delivery of its products. Instead, the Company is compensated based on cash flow generated by cash from the customer’s wells. Revenues from IPM arrangements, which are recognized as the related production is achieved, represented 0.1%, 0.8%, 0.5%, and 0.8% of the Company’s Revenues for the three-month period ended September 30, 2025, three-month period ended September 30, 2024, nine-month period ended September 30, 2025, and nine-month period ended September 30, 2024, respectively.

The Company capitalizes its cash investments in a project as well as the direct costs associated with providing services or products for which the Company will be compensated when the related production is achieved. These capitalized investments are amortized to the Unaudited Condensed Consolidated Interim Statements of Operations as the related production is achieved based on the units of production method, whereby each unit produced is assigned a pro-rata portion of the unamortized costs based on estimated total production, resulting in a matching of revenue with the applicable costs. Amortization expense relating to these capitalized investments was $0.8 million, $1.3 million, $4.9 million, and $3.9 million for the three-month period ended September 30, 2025, three-month period ended September 30, 2024, nine-month period ended September 30, 2025, and nine-month period ended September 30, 2024, respectively.

The unamortized portion of the Company’s investments in IPM projects was $0.0 (zero) million and $6.5 million at September 30, 2025, and December 31, 2024, respectively. These amounts are included within ‘Other assets’ in the Company’s Unaudited Condensed Consolidated Balance Sheets.

At each balance sheet date, the Company assesses whether the unamortized costs associated with these investments exceed the present value of future cash flows from the projects, and recorded impairment charges $0.0 (zero) million, $1.6 million, $1.5 million, and $1.6 million for the three-month period ended September 30, 2025, three-month period ended September 30, 2024, nine-month period ended September 30, 2025, and nine-month period ended September 30, 2024, respectively.

Recently issued accounting standards not yet adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires a tabular reconciliation using both percentages and amounts, broken out into specific categories with certain reconciling items at or above 5% of the statutory tax further broken out by nature and/or jurisdiction. This ASU also has disclosure requirements related to income taxes paid (net of refunds received), broken out between federal, state/local and foreign, and amounts paid to an individual jurisdiction when 5% or more of the total income taxes paid. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently reviewing the impact of the adoption on the consolidated financial statements.

On November 4, 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities (“PBEs”). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU 2024-03 is effective for all PBEs for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently reviewing the impact of the adoption on the consolidated financial statements.

All other new accounting pronouncements that have been issued but not yet effective are currently being evaluated and, at this time, are not expected to have a material impact on our financial position or results of operations.

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3. ACCOUNTS RECEIVABLE, NET

The following table summarizes the accounts receivable of the Company as of the period end dates set forth below (in US$ thousands):

	As of
	September 30, 2025	December 31, 2024
Trade receivables	$209,533	$152,471
Less: allowance for credit losses	(16,764)	(15,206)
Total	$192,769	$137,265

Trade receivables relate to the sale of services, for which credit is extended based on the Company’s evaluation of the customer’s creditworthiness. The gross contractual amounts of trade receivables at September 30, 2025, and December 31, 2024, were $209.5 million and $152.5 million, respectively. The movement in the allowance for credit losses is as follows (in US$ thousands):

	For the three-month period ended		For the nine-month period ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Allowance for credit losses at beginning of period	$(13,908)	$(13,354)	$(15,206)	$(9,720)
(Increase) decrease to allowance for the period	(1,476)	(990)	(694)	(5,306)
Write-off of credit losses	848	835	1,364	1,517
Reclassifications	(2,228)	-	(2,228)	-
Allowance for credit losses at end of period	$(16,764)	$(13,509)	$(16,764)	$(13,509)

4. SERVICE INVENTORIES

The following table summarizes the service inventories for the period end dates as set forth below (in US$ thousands):

	September 30,	December 31,
	2025	2024

Spare parts and consumables	$64,248	$63,842
Chemicals	33,523	32,930
Total	$97,771	$96,772

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5. PROPERTY, PLANT, & EQUIPMENT

Property, plant, and equipment, net of accumulated depreciation, of the Company consists of the following as of the period end dates set forth below (in US$ thousands):

	Estimated Useful	As of
	Lives (in years)	September 30, 2025	December 31, 2024
Buildings and leasehold improvements	5 to 25	$55,990	$55,283
Drilling rigs, plant and equipment	1 to 15	789,903	747,905
Office equipment (furniture and fixtures) and tools	3 to 10	14,982	16,658
Vehicles and cranes	5 to 10	9,227	9,713
Less: Accumulated depreciation		(497,029)	(443,367)
Land		11,664	11,664
Capital work in progress		52,497	40,290
Total		$437,234	$438,146

The Company recorded depreciation expense of $29.0 million, $28.2 million, $87.8 million and $83.7 million for the three-month period ended September 30, 2025, the three-month period ended September 30, 2024, the nine-month period ended September 30, 2025, and the nine-month period ended September 30, 2024, respectively, in the Unaudited Condensed Consolidated Interim Statements of Operations.

6. DEBT

Long-term debt

The Company’s long-term debt obligations consist of the following (in US$ thousands):

	September 30, 2025	December 31, 2024

Secured Term Loan	$274,125	$322,500
Secured Revolving Credit Facility	-	-
Borrowings from Long-Term 24 Month Working Capital Facilities	-	4,235
Less: unamortized debt issuance costs	(2,445)	(3,613)
Total loans and borrowings	271,680	323,122
Less: current installments	(64,500)	(68,735)
Long-term debt, net of unamortized debt issuance costs and excluding current installments	$207,180	$254,387

2021 Secured Facilities Agreement

On November 4, 2021, the Company entered into a $860 million Secured Facilities Agreement (the “2021 Secured Facilities Agreement”). At inception, the $860 million 2021 Secured Facilities Agreement consisted of a $430 million term loan due by November 4, 2027 (the “Term Loan” or “Secured Term Loan”), a $80.0 million revolving credit facility due by November 4, 2025 (“RCF” or “Secured Revolving Credit Facility”), and a $350 million working capital facility that renews annually by mutual agreement of the Lenders and the Company.

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Borrowings under the Term Loan and RCF facilities incur interest based on the secured overnight financing rate (“SOFR”) for U.S. dollar-denominated borrowings or the Saudi Arabian Interbank Offered Rate (“SAIBOR”) for Saudi Arabia Riyal borrowings plus 2.6% to 3.0% per annum, varying based on the Company’s Net Debt / EBITDA ratio as defined in the 2021 Secured Facilities Agreement. As of September 30, 2025, and December 31, 2024, this resulted in interest rates of 7.22% and 7.67%, respectively, for U.S. dollar-denominated borrowings, and interest rates of 8.07% and 8.18%, respectively, for Saudi Arabian Riyal borrowings. During the second quarter of 2025, the Company shifted borrowing capacity from the revolving credit facility to the working capital facility, reducing revolving credit facility capacity by $20.8 million to $59.2 million. As of September 30, 2025, and December 31, 2024, the Company had drawn $274.1 million and $322.5 million, respectively, of the Term Loan, and $0.0 (zero) million and $0.0 (zero) million, respectively, of the RCF. Additionally, as of September 30, 2025, and December 31, 2024, the Company had $59.2 million and $80.0 million, respectively, available to be drawn under the RCF.

The 2021 Secured Facilities Agreement also includes a working capital facility of $325 million and $305 million as of September 30, 2025, and December 31, 2024, respectively, for issuance of letters of guarantee, letters of credit and refinancing letters of credit into debt over a period of no more than two years, which carries an interest rate equal to SOFR for U.S. dollar-denominated borrowings, or SAIBOR for Saudi Arabia Riyal borrowings, for the applicable interest period, plus a margin of 1.25% to 1.5% per annum. As of September 30, 2025, and December 31, 2024, this resulted in interest rates of 7.22% and 7.67%, respectively, for U.S. dollar-denominated borrowings, and interest rates of 8.07% and 8.18%, respectively, for Saudi Arabian Riyal borrowings. The working facility requires the payment of a commitment fee each quarter. The commitment fee is computed at the rate of 0.3125% (25% of the margin) on the facility lender’s available commitment for the relevant quarter. As noted above, during the second quarter of 2025, the Company shifted borrowing capacity from the revolving credit facility to the working capital facility, increasing the revolving credit facility capacity by $20.0 million. As of September 30, 2025, and December 31, 2024, the Company had utilized $245.1 million and $226.6 million, respectively, under this working capital facility and the balance of $79.9 million and $78.4 million, respectively, was available to the Company.

The 2021 Secured Facilities Agreement includes covenants that specify maximum leverage (Net Debt / EBITDA) up to 3.50, minimum debt service coverage ratio (Cash Flow / Debt Service) of at least 1.25, and interest coverage (EBITDA / Interest) of at least 4.00. As of September 30, 2025, and December 31, 2024, the Company was in compliance with all financial and non-financial covenants under the 2021 Secured Facilities Agreement.

Short-term debt

The Company’s short-term debt obligations consist of the following (in US$ thousands):

	September 30, 2025	December 31, 2024

Short-term borrowings from working capital facilities	$61,337	$59,832
Less: unamortized debt issuance costs	(68)	(112)
Short-term debt, excluding current installments of long-term debt	$61,269	$59,720

Short-term borrowings primarily consist of financing for capital equipment and inventory purchases.

Other debt information

Scheduled principal payments of long-term debt for periods subsequent to September 30, 2025, are as follows (in US$ thousands):

2025	$16,125
2026	64,500
2027	193,500
2028	-
2029	-
Total long-term debt	$274,125

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7. INCOME TAXES

NESR is a holding company incorporated in the British Virgin Islands, which imposes a zero percent statutory corporate income tax rate on income generated outside of the British Virgin Islands. The subsidiaries operate in multiple tax jurisdictions throughout the Middle East and North Africa (“MENA”) and Asia Pacific regions where statutory tax rates generally vary. In the British Virgin Islands, the statutory rate is effectively 0% as tax is not applied on extra territorial activity.

The Company recorded income tax (benefit) expense of ($5.5) million with an effective tax rate of negative 44.9% for the three-month period ended September 30, 2025, $5.3 million with an effective tax rate of 20.4% for the three-month period ended September 30, 2024, $2.1 million with an effective tax rate of 4.6% for the nine-month period ended September 30, 2025 and $15.9 million with an effective tax rate of 24.3% for the nine-month period ended September 30, 2024, in the Unaudited Condensed Consolidated Interim Statements of Operations.

The recognition of an income tax benefit for the three-month period ended September 30, 2025, despite positive income before income tax, primarily reflects adjustments to the Company’s uncertain tax positions and unrecognized tax benefits totaling $9.2 million on a net basis. These adjustments are non-recurring in nature and do not indicate any change in the Company’s underlying profitability and/or statutory tax obligations in its taxable jurisdictions. Excluding these discrete items, the effective tax rates for the three- and nine-month periods ended September 30, 2025, were 29.9% and 24.8%, respectively.

8. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Company was committed to incur capital expenditures of $63.9 million and $33.6 million at September 30, 2025, and December 31, 2024, respectively. Substantially all commitments outstanding as of September 30, 2025, are expected to be settled during 2025 and 2026.

Other commitments

The Company purchases certain property, plant, and equipment using seller-provided installment financing with payment terms extending to 24 months. As of September 30, 2025, and December 31, 2024, the Company recorded $0.0 (zero) million and $1.3 million, respectively, in Accounts payable for amounts due using seller-provided installment financing.

The Company had outstanding letters of credit amounting to $7.1 million and $2.3 million as of September 30, 2025, and December 31, 2024, respectively.

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $180.5 million and $165.4 million as of September 30, 2025, and December 31, 2024, respectively. The Company has also entered into cash margin guarantees totaling $8.7 million and $4.2 million at September 30, 2025, and December 31, 2024, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on the Company’s consolidated financial statements.

Legal proceedings

The Company is involved in certain legal proceedings which arise in the ordinary course of business and the outcomes of which are currently subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of these disputes. The Company is contesting these claims/disputes and the Company’s management currently believes that it is not required to recognize a provision because they are not probable or reasonably estimable and any impacts are not expected to have a material impact on the Company’s business, financial condition, results of operations, or liquidity.

12

9. EQUITY

Warrants

On May 30, 2025, the Company commenced an exchange offer and consent solicitation relating to its outstanding warrants. The Company offered to all holders of the warrants the opportunity to receive 0.10 ordinary shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the offer. The Company concurrently solicited consents from holders of the warrants to amend the Warrant Agreement, dated as of May 11, 2017, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent, to permit the Company to require that each warrant that is outstanding upon the closing of the exchange offer be converted into 0.09 ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the exchange offer.

Upon the expiration of the exchange offer on June 30, 2025, 34,136,353 warrants were tendered in exchange for 3,413,645 ordinary shares. Additionally, by vote of the warrant holders, the remaining 1,404,027 outstanding warrants were automatically converted into ordinary shares at a ratio of one warrant to 0.09 ordinary shares, resulting in the issuance of an additional 129,926 (as adjusted for rounding differences at settlement) ordinary shares. Settlement of the exchange offer (issuance of ordinary shares) occurred in July 2025.

The Company costs of the exchange offer were recorded as a reduction to Common stock and additional paid-in capital on the Company’s unaudited condensed consolidated balance sheet.

10. EARNINGS PER SHARE

The following tables provide a reconciliation of the data used in the calculation of basic and diluted ordinary shares outstanding for the three-month period ended September 30, 2025, the three-month period ended September 30, 2024, the nine-month period ended September 30, 2025, and the nine-month period ended September 30, 2024, respectively.

Date	Transaction Detail	Change in Shares	Three-month period ended September 30, 2025, Weighted Average Ordinary Shares Outstanding
July 1, 2025	Beginning Balance		96,452,967
July 1, 2025	Warrant exchange (Note 9)	3,543,571	3,505,054
August 14, 2025	Equity-classified Restricted Stock Issuance	777,245	397,071
September 5, 2025	Equity-classified Restricted Stock Issuance	1,977	537
September 12, 2025	Equity-classified Restricted Stock Issuance	1,999	391
September 30, 2025	Ending Balance		100,356,020

Date	Transaction Detail	Change in Shares	Three-month period ended September 30, 2024, Weighted Average Ordinary Shares Outstanding
July 1, 2024	Beginning Balance		95,408,453
August 14, 2024	Equity-classified Restricted Stock Issuance	38,758	19,800
September 30, 2024	Ending Balance		95,428,253

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Date	Transaction Detail	Change in Shares	Nine-month period ended September 30, 2025, Weighted Average Ordinary Shares Outstanding
January 1, 2025	Beginning Balance		96,045,856
January 6, 2025	Settlement of liability-classified share-based compensation	61,353	60,005
February 17, 2025	Equity-classified Restricted Stock Issuance	666	549
February 27, 2025	Equity-classified Restricted Stock Issuance	1,000	788
March 17, 2025	Equity-classified Restricted Stock Issuance	12,430	8,970
March 18, 2025	Equity-classified Restricted Stock Issuance	231,661	166,321
April 22, 2025	Settlement of liability-classified share-based compensation	100,001	58,975
July 1, 2025	Warrant exchange (Note 9)	3,543,571	1,181,190
August 14, 2025	Equity-classified Restricted Stock Issuance	777,245	133,811
September 5, 2025	Equity-classified Restricted Stock Issuance	1,977	181
September 12, 2025	Equity-classified Restricted Stock Issuance	1,999	131
September 30, 2025	Ending Balance		97,656,777

Date	Transaction Detail	Change in Shares	Nine-month period ended September 30, 2024, Weighted Average Ordinary Shares Outstanding
January 1, 2024	Beginning Balance		94,996,397
January 9, 2024	Equity-classified Restricted Stock Issuance	333	322
March 17, 2024	Equity-classified Restricted Stock Issuance	12,751	9,168
March 18, 2024	Equity-classified Restricted Stock Issuance	242,455	173,435
March 19, 2024	Equity-classified Restricted Stock Issuance	235,741	167,772
April 1, 2024	Equity-classified Restricted Stock Issuance	1,774	1,198
April 23, 2024	Equity-classified Restricted Stock Issuance	1,333	778
May 2, 2024	Return of shares from W.D. Van Gonten Engineering	(82,331)	(45,372)
August 14, 2024	Equity-classified Restricted Stock Issuance	38,758	6,648
September 30, 2024	Ending Balance		95,310,346

14

The following tables provide the computation of basic and diluted earnings per share (“EPS”), for the three-month period ended September 30, 2025, the three-month period ended September 30, 2024, the nine-month period ended September 30, 2025, and the nine-month period ended September 30, 2024, respectively.

	For the three-month period ended
	September 30, 2025			September 30, 2024
	Net income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS	Net income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS

Basic EPS - ordinary shares	$17,737	100,356,020	$0.18	$20,618	95,428,253	$0.22
Restricted stock units		368,270			225,705
Antidilution sequencing - subtotal	17,737	100,724,290	0.18	20,618	95,653,958	0.22
35,540,380 warrants @ $5.75 per half share					-
Diluted EPS - ordinary shares	$17,737	100,724,290	$0.18	$20,618	95,653,958	$0.22

	For the nine-month period ended
	September 30, 2025			September 30, 2024
	Net income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS	Net income to Ordinary Shareholders	Weighted-average ordinary shares outstanding	EPS

Basic EPS - ordinary shares	$43,329	97,656,777	$0.44	$49,473	95,310,346	$0.52
Restricted stock units		294,401			214,412
Antidilution sequencing - subtotal	43,329	97,951,178	0.44	49,473	95,524,758	0.52
35,540,380 warrants @ $5.75 per half share					-
Diluted EPS - ordinary shares	$43,329	97,951,178	$0.44	$49,473	95,524,758	$0.52

Prior to the announcement of the exchange offer on May 30, 2025 (Note 9), potentially dilutive warrants had no impact on the determination of dilutive earnings per share as these potential ordinary shares were antidilutive for the three- and the nine-month periods ended September 30, 2024, respectively.

In addition to the warrants, the Company also had 2,359,397, 1,324,737, 2,267,131, and 664,443 restricted stock units excluded from dilutive ordinary shares for the three-month period ended September 30, 2025, three-month period ended September 30, 2024, nine-month period ended September 30, 2025, and nine-month period ended September 30, 2024, respectively, as they were assumed repurchased through the impact of unrecognized share-based compensation cost.

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11. REPORTABLE SEGMENTS

Operating segments are components of an enterprise where separate financial information is available and that are evaluated regularly by the Company’s CODM in deciding how to allocate resources and in assessing performance. The Company reports segment information based on the “management” approach and its CODM is its Chief Executive Officer.

The Company’s services are similar to one another in that they consist of oilfield services and related offerings, whose customers are oil and natural gas companies. The results of operations of the service offerings are regularly reviewed by the CODM for the Company for the purposes of determining resource and asset allocation and assessing performance. The Company has determined that it has two reportable segments, Production Services and Drilling and Evaluation Services. The CODM evaluates the operating results of its reportable segments primarily based on revenue and segment operating (loss) / income. Segment operating (loss) / income does not include general corporate expenses, such as corporate overhead (costs incurred at the Company’s global and regional headquarter locations), share-based compensation, and transaction and integration costs, as these expenses are not allocated to the Company’s reportable segments and not reported to the Company’s CODM.

Production Services that are offered depend on the well life cycle in which the services may fall. They include, but are not limited to, the following types of service offerings: hydraulic fracturing, coiled tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, completions and integrated production management.

Drilling and Evaluation Services generates its revenue from the following service offerings: rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling and completion fluids, pressure control, well testing services, wireline logging services, and slickline services.

The Company’s operations and activities are located within certain geographies, primarily the MENA region.

Revenue from operations

	For the three-month period ended		For the nine-month period ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Reportable Segment:
Production Services	$174,443	$230,521	$567,591	$644,620
Drilling and Evaluation Services	120,872	105,684	358,194	313,402
Total external revenue	$295,315	$336,205	$925,785	$958,022

Long-lived assets

	As of
	September 30, 2025	December 31, 2024
Reportable Segment:
Production Services	$217,965	$220,453
Drilling and Evaluation Services	166,802	162,295
Total Reportable Segments	384,767	382,748
Unallocated assets	52,467	55,398
Total long-lived assets	$437,234	$438,146

Unallocated assets mainly comprise of buildings and leasehold improvements in the countries which supports both the segments in the normal course of business.

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Total segment operating income

	For the three-month period ended		For the nine-month period ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Reportable Segment:
Production Services	$15,578	$39,774	$58,303	$104,205
Drilling and Evaluation Services	16,267	14,251	53,128	45,870
Total Reportable Segments	31,845	54,025	111,431	150,075
Unallocated expenses	(12,239)	(18,577)	(43,793)	(55,953)
Total operating income	19,606	35,448	67,638	94,122
Interest expense, net	(8,128)	(9,933)	(24,974)	(29,976)
Other income, net	759	394	2,758	1,199
Income before income tax	$12,237	$25,909	$45,422	$65,345

Unallocated expenses for the three-month and nine-month periods ended September 30, 2025, and September 30, 2024, respectively, mainly include corporate selling, general, and administrative expenses (inclusive of amortization), offset in small part by a portion of these costs that are allocated to the reportable segments. As described elsewhere, corporate selling, general, and administrative expenses are primarily comprised of payroll and compensation costs for headquarters’ employees, professional and legal expenses relating to audit firms, consulting firms and legal counsel, and depreciation charges on headquarters’ offices and leasehold improvements.

Significant segment expenses, which represent the difference between segment revenue and pretax segment income, consist of the following:

	For the three-month period ended		For the nine-month period ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Production Services:
Compensation	$44,792	$47,862	$138,864	$140,519
Cost of products, materials, and supplies	48,861	72,458	167,327	195,734
Transport and rental	27,430	29,488	85,079	85,845
Depreciation and amortization	18,382	19,178	58,430	56,928
Other	19,400	21,761	59,588	61,389
	$158,865	$190,747	$509,288	$540,415

	For the three-month period ended		For the nine-month period ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Drilling and Evaluation Services
Compensation	$37,943	$33,428	$110,448	$99,880
Cost of products, materials, and supplies	16,722	17,710	52,088	52,950
Transport and rental	24,155	17,889	69,471	48,905
Depreciation and amortization	11,779	10,599	34,830	31,829
Other	14,006	11,807	38,229	33,968
	$104,605	$91,433	$305,066	$267,532

Other segment expenses include mobilization, occupancy, professional, and other costs.

Revenue by geographic area

	For the three-month period ended		For the nine-month period ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Geographic Area:
Domestic (British Virgin Islands)	$-	$-	$-	$-
MENA	293,644	333,803	919,801	949,884
Rest of World	1,671	2,402	5,984	8,138
Total revenue	$295,315	$336,205	$925,785	$958,022

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Long-lived assets by geographic area

	As of
	September 30, 2025	December 31, 2024
Geographic area:
Domestic (British Virgin Islands)	$-	$-
MENA	428,509	428,353
Rest of World	8,725	9,793
Total long-lived assets	$437,234	$438,146

Cautionary Note Regarding Forward-Looking Statements

This Periodic Report on Form 6-K (this “Periodic Report”) contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Any and all statements contained in this Periodic Report that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Periodic Report may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), expansion plans and opportunities, completion and integration of acquisitions and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over, including the impact of the extent of any material weakness or significant deficiencies in our internal control over financial reporting and any action taken by the SEC including potential fines or penalties arising out of the SEC inquiry. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	Changing commodity prices, market volatility and other market trends that affect our customers’ demand for our services;

●	Public health crises and other catastrophic events;

●	The level of capital spending by our customers;

●	Political, market, financial and regulatory risks, including those related to the geographic concentration of our operations and customers;

●	Our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us;

●	Operating hazards inherent in our industry and the ability to secure sufficient indemnities and insurance;

●	Our ability to successfully integrate acquisitions;

●	Competition, including capital and technological advances; and

●	Other risks and uncertainties set forth in Part I, Item 3D, “Risk Factors,” included in this Periodic Report.

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this Periodic Report to reflect any new information or future events or circumstances or otherwise, except as required by law. Readers should read this Periodic Report in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

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ITEM 2. OPERATING AND FINANCIAL REVIEW

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated interim financial statements and related notes included in this Periodic Report. In addition, such analysis should be read in conjunction with the audited consolidated financial statements, the related notes, and the other information included in the Company’s Annual Report on Form 20-F for year ended December 31, 2024. The following discussion and analysis contain forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Please read “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a provider of services to the oil and natural gas industry primarily in the MENA region. We currently operate in 16 countries, with a strong presence in Saudi Arabia, Oman, Kuwait, United Arab Emirates, Iraq, Algeria, Egypt and Libya. Our company was founded with a vision of creating a regional provider for oilfield services that offers a full portfolio of solutions for our customers with a focus on supporting the economies in which we operate. ESG considerations are central to our company, and we believe that employing local staff and fully integrating with regional economies is a critical part of the social component of our ESG philosophy. In addition, we have found that promoting high local content in our operations optimizes our cost structure, enhancing our ability to generate free cash flow in various commodity price environments. With its vast reserves of oil and natural gas, the MENA region continues to dominate in its role as a vital source of global energy supply and stability. Our services include a broad suite of offerings that are essential in the drilling and completion of new oil and natural gas wells and in the remedial work on existing wells, both onshore and offshore, including completion services and equipment and drilling and evaluation services and equipment.

Factors Affecting our Results of Operations

Global E&P Trends

We provide oilfield services to exploration and production companies with operations in the onshore and offshore oil and natural gas sectors in the MENA region. Demand for our services is mainly driven by our customers’ operations and is therefore linked to global commodity prices and expectations about future prices, rig activity and other factors.

Cyclical Nature of Sector

The oilfield services sector is a highly cyclical industry. As a result, our operating results can fluctuate from quarter to quarter and period to period. However, due to the lower average cost of production per barrel in the Middle East and the need for infrastructure spending to sustain or increase current production levels of these oil rich countries, we believe that we are less affected by oil price volatility as compared to oilfield services companies that operate in other regions, as discussed below.

Drilling Environments

Based on energy industry data, the bulk of oil production comes from onshore activity. We provide services to exploration and production (“E&P”) companies with both onshore and offshore drilling operations. Offshore drilling generally provides higher margins to service providers due to greater complexity, logistical challenges and the need for innovative solutions.

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Geographic Concentration; Middle Eastern Operations

For the three-month period ended September 30, 2025, the three-month period ended September 30, 2024, the nine-month period ended September 30, 2025, and the nine-month period ended September 30, 2024, respectively, 99%, 99%, 99%, and 99%, of our revenue came from the MENA region, particularly the Middle East. The Middle East accounts for almost a third of global oil production, according to the Energy Institute Statistical Review of World Energy 2025 (74th edition). Given the low break-even price of production, it is a key region for oilfield service companies. Most oil and natural gas fields in the Middle East are legacy fields on land or in shallow waters. These fields are largely engaged in development drilling activity, driven by the need for redevelopment, enhanced oil recovery via stimulation and the drilling of new production wells. Further, a number of gas fields scheduled to be developed in the near future will require oilfield services. As a result, our capital expenditure and related financing needs may increase materially in the future.

In addition, regional drilling operations may be impacted by local political and economic trends. Due to the concentration of our operations in the MENA region, and particularly the Middle East, our financial condition and results of operations may be impacted by geopolitical, political or economic instability affecting the countries in which we operate, including reduced production and drilling activities, extended periods of low oil prices and decreased oil demand, armed conflict, imposition of economic sanctions, changes in governments and currency devaluations, among others.

Many MENA countries rely on the energy sector as the major source of national revenues. Even at lower oil and natural gas prices, such oil and natural gas dependent economies have continued to maintain significant production and drilling activities. Further, given that Middle East markets have among the lowest break-even prices of production, they can continue to produce profitably at significantly lower commodity prices.

Key Components of Revenues and Expenses

Revenues

We earn revenue from our broad suite of oilfield services, including coiled tubing, hydraulic fracturing, cementing, stimulation and pumping, well testing services, drilling services and rental, fishing and remediation, drilling and workover rigs, nitrogen services, wireline logging services, turbines drilling, directional drilling, filtration services and slickline services, among others. Revenues are recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered or rentals provided. A performance obligation arises under contracts with customers to render services or provide rentals and is the unit of account under Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. The Company accounts for services rendered and rentals provided separately if they are distinct and the service or rental is separately identifiable from other items provided to a customer and if a customer can benefit from the services rendered or rentals provided on its own or with other resources that are readily available to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. A contract’s standalone selling prices are determined based on the prices that the Company charges for its services rendered and rentals provided. Most of the Company’s performance obligations are satisfied over time, which is generally represented by a period of 30 days or less. The Company’s payment terms vary by the type of products or services offered. The term between invoicing and when the payment is due is typically 30-60 days per contract.

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Cost of services

Cost of services primarily includes staff costs for service personnel, purchase of non-capitalized material, equipment and supplies (such as tools and rental equipment), depreciation relating to capital assets used in our operations, vehicle and equipment rental and maintenance and repair.

Selling, general and administrative (excluding Amortization) (“SG&A”) expense

SG&A expense, excluding Amortization, which is presented separately, primarily includes salary and employee benefits for non-production personnel (primarily management and administrative personnel), professional service fees, office facilities and equipment, office supplies and non-capitalized office equipment and depreciation of office furniture and fixtures.

Amortization

Amortization expense primarily includes amortization of intangible assets associated with acquired customer contracts, trademarks and tradenames.

Interest expense, net

Interest expense primarily consists of interest on outstanding debt, net of interest income.

Other income / (expense), net

Other income / (expense), net primarily consists of bank charges and foreign exchange gains and losses.

Key Performance Indicators

Historically, we have tracked two principal non-financial performance indicators that are important drivers of our results of operations: oil price and rig count. Oil price is important because the level of spending by E&P companies, our principal customers, is significantly influenced by anticipated future prices of oil, which is typically indicative of expected supply and demand. Changes in E&P spending, in turn, typically result in an increased or decreased demand for our services. Rig count, particularly in the regions in which we operate, is an indicator of the level of activity and spending by our E&P customers and has historically been an important indicator of our financial performance and activity levels. More recently, our customers in certain parts of the MENA region have increased their efforts to commercialize natural gas, particularly from unconventional formations. Over time, we anticipate that the market for natural gas will also become a key performance indicator for the Company.

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The following table shows rig count (Source: Baker Hughes Worldwide Rig Count) and oil prices (Source: U.S. Energy Information Administration - Brent – Europe) as of the dates indicated:

	As of
	September 30, 2025	December 31, 2024
Rig count:
MENA	564	591
Rest of World – outside of North America	520	523
Total International Rig Count	1,084	1,114

Brent Crude (per barrel)	$68.52	$74.58

Basis of Presentation of Financial Information

Segments

We operate our business through two operating segments and report our results of operations through two reporting segments, Production Services and Drilling and Evaluation Services, which aggregate services performed during distinct stages of a typical life cycle of an oil well.

Production Services. Our Production Services segment includes the results of operations from services that are generally offered and performed during the production stage of a well’s lifecycle. These services mainly include hydraulic fracturing, coiled tubing, stimulation and pumping, cementing, nitrogen services, filtration services, pipelines and industrial services, production assurance, artificial lift services, completions and integrated production management. Our Production Services accounted for 59%, 69%, 61%, and 67%, of our revenues for the three-month period ended September 30, 2025, the three-month period ended September 30, 2024, the nine-month period ended September 30, 2025, and the nine-month period ended September 30, 2024, respectively.

Drilling and Evaluation Services. Our Drilling and Evaluation Services segment includes the results of operations from services that are generally offered and performed during pre-production stages of a well’s lifecycle and related mainly to the operation of oil rigs. The services mainly include rigs and integrated services, fishing and downhole tools, thru-tubing intervention, tubular running services, directional drilling, drilling fluids, pressure control, well testing services, wireline logging services and slickline services. Our Drilling and Evaluation Services accounted for 41%, 31%, 39%, and 33%, of our revenues for the three-month period ended September 30, 2025, the three-month period ended September 30, 2024, the nine-month period ended September 30, 2025, and the nine-month period ended September 30, 2024, respectively.

See Item 4B, “Business Overview” in our Annual Report on Form 20-F for the year ended December 31, 2024, which is hereby incorporated by reference into this Periodic Report, for a description of our reportable segments.

Results of Operations

The discussions below relating to significant line items from our consolidated statements of operations are based on available information and represent our analysis of significant changes or events that impact the fluctuations in or comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends. In addition, the discussions below for revenues are on an aggregate basis for each fiscal period, as the business drivers for all services are similar. All amounts in tables are in US$ thousands, except share data and per share amounts.

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2025 compared to 2024

The following table presents our Condensed Consolidated Interim Statements of Operations data for the periods indicated:

	For the three-month period ended		For the nine-month period ended
Description	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024

Revenues	$295,315	$336,205	$925,785	$958,022
Cost of services	(259,955)	(282,794)	(809,086)	(808,530)
Gross profit	35,360	53,411	116,699	149,492
Selling, general and administrative expenses (excluding Amortization)	(11,061)	(13,270)	(34,981)	(41,290)
Amortization	(4,693)	(4,693)	(14,080)	(14,080)
Operating income	19,606	35,448	67,638	94,122
Interest expense, net	(8,128)	(9,933)	(24,974)	(29,976)
Other income / (expense), net	759	394	2,758	1,199
Income before income tax	12,237	25,909	45,422	65,345
Income tax benefit (expense)	5,500)	(5,291)	(2,093)	(15,872)
Net income	$17,737	$20,618	$43,329	$49,473

Revenue. Revenue was $295.3 million for the quarter ended September 30, 2025, compared to $336.2 million for the quarter ended September 30, 2024, and $925.8 million for the nine-month period ended September 30, 2025, compared to $958.0 million for the nine-month period ended September 30, 2024.

The table below presents our revenue by segment for the periods indicated:

	For the three-month period ended		For the nine-month period ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Reportable Segment:
Production Services	$174,443	$230,521	$567,591	$644,620
Drilling and Evaluation Services	120,872	105,684	358,194	313,402
Total revenue	$295,315	$336,205	$925,785	$958,022

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Production Services revenue was $174.4 million for the quarter ended September 30, 2025, compared to $230.5 million for the quarter ended September 30, 2024, and $567.6 million for the nine-month period ended September 30, 2025, compared to $644.6 million for the nine-month period ended September 30, 2024. The change was primarily due to reduced hydraulic fracturing stages upon contract transition coupled with reduced coiled tubing activity in Saudi Arabia, offset in part by higher specialty chemical sales in Egypt.

Drilling and Evaluation Services revenue was $120.9 million for the quarter ended September 30, 2025, compared to $105.7 million for the quarter ended September 30, 2024, and $358.2 million for the nine-month period ended September 30, 2025, compared to $313.4 million for the nine-month period ended September 30, 2024. The change in revenue was primarily due to additional well testing activity due to increased rig assignments in Saudi Arabia and higher period-over-period contribution from the Roya™ advanced directional drilling technology platform.

Cost of services. Cost of services was $260.0 million for the quarter ended September 30, 2025, compared to $282.8 million for the quarter ended September 30, 2024, and $809.1 million for the nine-month period ended September 30, 2025, compared to $808.5 million for the nine-month period ended September 30, 2024. Cost of services as a percentage of total revenue was 88.0%, 84.1%, 87.4% and 84.4% for the quarter ended September 30, 2025, the quarter ended September 30, 2024, the nine-month period ended September 30, 2025, and the nine-month period ended September 30, 2024, respectively. The change in cost of services as a percentage of total revenue is mainly due to an elevated cost structure expected to support higher activity levels in the fourth quarter of 2025 and into 2026. Cost of services included depreciation expense of $29.0 million, $28.2 million, $87.8 million and $83.7 million for the quarter ended September 30, 2025, the quarter ended September 30, 2024, the nine-month period ended September 30, 2025, and the nine-month period ended September 30, 2024, respectively. The increase in depreciation expense was on account of higher capital expenditures in 2025 as compared to 2024 to support revenue growth.

Gross profit. Gross profit as a percentage of total revenue was 12.0%, 15.9%, 12.6% and 15.6% for the quarter ended September 30, 2025, the quarter ended September 30, 2024, the nine-month period ended September 30, 2025, and the nine-month period ended September 30, 2024, respectively. The change in trend is described under “Revenue” and “Cost of services.”

SG&A expense. SG&A expense, which represents costs associated with managing and supporting our operations, was $11.1 million for the quarter ended September 30, 2025, compared to $13.3 million for the quarter ended September 30, 2024, and $35.0 million for the nine-month period ended September 30, 2025, compared to $41.3 million for the nine-month period ended September 30, 2024. SG&A as a percentage of total revenue was 3.7%, 3.9%, 3.8% and 4.3% for the quarter ended September 30, 2025, the quarter ended September 30, 2024, the nine-month period ended September 30, 2025, and the nine-month period ended September 30, 2024, respectively. The decrease in SG&A period over period is primarily due to lower spending on activities designed to facilitate remediation of the Company’s previously existing material weaknesses.

Amortization expense. Amortization expense was $4.7 million for the quarter ended September 30, 2025, compared to $4.7 million for the quarter ended September 30, 2024, and $14.1 million for the nine-month period ended September 30, 2025, compared to $14.1 million for the nine-month period ended September 30, 2024. Amortization expense is driven mainly by acquired intangible assets resulting from acquisitions.

Interest expense, net. Interest expense, net, was $8.1 million for the quarter ended September 30, 2025, compared to $9.9 million for the quarter ended September 30, 2024, and $25.0 million for the nine-month period ended September 30, 2025, compared to $30.0 million for the nine-month period ended September 30, 2024. Interest expense, net, decreased period-over-period, due to lower debt levels during 2025 as compared to 2024.

Other (expense) income, net. Other (expense) income, net, was $0.8 million for the quarter ended September 30, 2025, compared to $0.4 million for the quarter ended September 30, 2024, and $2.8 million for the nine-month period ended September 30, 2025, compared to $1.2 million for the nine-month period ended September 30, 2024. The change is primarily due to increased inventory scrap sales.

Income tax (benefit) expense. Income tax (benefit) expense was $(5.5) million for the quarter ended September 30, 2025, compared to $5.3 million for the quarter ended September 30, 2024, and $2.1 million for the nine-month period ended September 30, 2025, compared to $15.9 million for the nine-month period ended September 30, 2024. The recognition of an income tax benefit for the three-month period ended September 30, 2025, despite positive income before income tax, primarily reflects adjustments to the Company’s uncertain tax positions and unrecognized tax benefits totaling $9.1 million on a net basis. See Note 7, Income Taxes, to our condensed consolidated interim financial statements included in Part 1, Item 1, “Financial Statements (Unaudited)” of this Periodic Report.

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Net income. Net income was $17.7 million for the quarter ended September 30, 2025, compared to $20.6 million for the quarter ended September 30, 2024, and $43.3 million for the nine-month period ended September 30, 2025, compared to $49.5 million for the nine-month period ended September 30, 2024.

Supplemental Segment Operating Income Discussion

	For the three-month period ended		For the nine-month period ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Reportable Segment:
Production Services	$15,578	$39,774	$58,303	$104,205
Drilling and Evaluation Services	16,267	14,251	53,128	45,870

Production Services segment operating income was $15.6 million for the quarter ended September 30, 2025, compared to $39.8 million for the quarter ended September 30, 2024, and $58.3 million for the nine-month period ended September 30, 2025, compared to $104.2 million for the nine-month period ended September 30, 2024. The change was primarily due to reduced hydraulic fracturing stages upon contract transition coupled with reduced coiled tubing activity in Saudi Arabia.

Drilling and Evaluation segment operating income was $16.3 million for the quarter ended September 30, 2025, compared to $14.3 million for the quarter ended September 30, 2024, and $53.1 million for the nine-month period ended September 30, 2025, compared to $45.9 million for the nine-month period ended September 30, 2024. The change in Supplemental Segment Operating Income was primarily due to additional well testing activity due to increased rig assignments in Saudi Arabia.

Liquidity and Capital Resources

Our objective in financing our business is to maintain sufficient liquidity, adequate financial resources and financial flexibility to fund the requirements of our operations. We had cash and cash equivalents of $69.7 million as of September 30, 2025, and $108.0 million as of December 31, 2024. Our outstanding borrowings were $332.9 million as of September 30, 2025, and $382.8 million as of December 31, 2024. Current available borrowing capacity totaled $139.1 million and $167.3 million, as of September 30, 2025, and December 31, 2024, respectively. We believe that our cash on hand, cash flows generated from operations, and liquidity available through our credit facilities, including recently drawn facilities, will provide sufficient liquidity to manage our cash needs. See “Capital Resources” below.

Cash Flows

Cash flows provided by (used in) each type of activity were as follows for the periods presented (in US$ thousands):

	For the nine-month period ended
	September 30, 2025	September 30, 2024

Cash provided by (used in):
Operating Activities	$125,652	$183,069
Investing Activities	(106,784)	(84,158)
Financing Activities	(57,141)	(48,563)
Effect of exchange rate changes on cash	-	-
Net change in cash and cash equivalents	$(38,273)	$50,348

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Operating Activities

Cash flows provided by operating activities were $125.7 million for the nine-month period ended September 30, 2025, compared to cash flows provided by operating activities of $183.1 million for the nine-month period ended September 30, 2024. Cash flows from operating activities fluctuated by $57.4 million in the nine-month period ended September 30, 2025, compared to the nine-month period ended September 30, 2024, primarily due to growth in Accounts receivable, net, balances during the nine-month period ended September 30, 2025, as compared to the year-over-year period, as partially offset by growth in accounts payable and accrued expenses.

Investing Activities

Cash flows used in investing activities were $106.8 million for the nine-month period ended September 30, 2025, compared to cash flows used in investing activities of $84.2 million for the nine-month period ended September 30, 2024. The difference between periods was primarily due to higher cash paid for capital expenditures period-over-period. Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations.

Financing Activities

Cash flows used in financing activities were $57.1 million for the nine-month period ended September 30, 2025, compared to cash flows used in financing activities of $48.6 million for the nine-month period ended September 30, 2024. The shift between periods is primarily attributable to timing of short-term borrowings and repayments period-over-period as well as no long-term borrowings during the nine-month period ended September 30, 2025, as compared to the year-over-year period.

Credit Facilities

Our principal credit facilities and instruments outstanding or available as of September 30, 2025, are discussed in Note 6, Debt, to the unaudited condensed consolidated interim financial statements included in Item 1, “Financial Statements,” of this Periodic Report on Form 6-K.

Capital Resources

For the foreseeable future, we believe cash on hand, cash flows from operating activities and available credit facilities will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term operating strategies.

We plan to pursue strategic acquisitions as an element of our business strategy. The timing, size or success of any acquisition and the associated potential capital commitments are unpredictable and uncertain. We may seek to fund all or part of any such acquisition with proceeds from debt or equity issuances, or may issue equity directly to the sellers in any such acquisition, or any combination thereof. Our ability to obtain capital for strategic acquisitions will depend on our future operating performance, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets and other factors, many of which are beyond our control. Any additional debt service requirements we take on could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to our shareholders.

SEC Settlement

On August 28, 2024, we reached a settlement of a civil administrative proceeding with the SEC related to the Company’s restatement of its previously issued financial statements for 2018 through 2020. The Company, without admitting or denying the findings, agreed to a cease-and-desist order regarding Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Exchange Act and Rules 13a-1, 13a-15(a) - (c), and 13a-16 thereunder. As part of the settlement, the Company paid a civil monetary penalty to the SEC in the amount of $400,000.

During the third quarter of 2025, our Chief Executive Officer certified to the SEC that the Company has completed the non-monetary undertakings required by the settlement. No further monetary penalties are expected by management upon completion of this certification.

Other Factors Affecting Liquidity

Customer receivables. In line with industry practice, we bill our customers for our services in arrears and are, therefore, subject to our customers delaying or failing to pay our invoices. In weak economic environments, we may experience increased delays and failures to pay our invoices due to, among other reasons, a reduction in our customers’ cash flow from operations and their access to the credit markets as well as unsettled political conditions. If our customers delay paying or fail to pay us a significant amount of our outstanding receivables, it could have a material impact on our liquidity, results of operations and financial condition.

Shelf registration statement. The Company does not have any effective shelf registration statements as of September 30, 2025.

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Off-Balance Sheet Arrangements

Letters of Credit

The Company had outstanding letters of credit amounting to $7.1 million and $2.3 million as of September 30, 2025, and December 31, 2024, respectively.

Guarantee Agreements

In the normal course of business with customers, vendors and others, the Company has entered into off-balance sheet arrangements, such as surety bonds for performance, and other bank issued guarantees which totaled $180.5 million and $165.4 million as of September 30, 2025, and December 31, 2024, respectively. The Company has also entered into cash margin guarantees totaling $8.7 million and $4.2 million at September 30, 2025, and December 31, 2024, respectively. A liability is accrued when a loss is both probable and can be reasonably estimated. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on the Company’s consolidated financial statements.

Contractual Obligations

The information in the Annual Report on Form 20-F for the year ended December 31, 2024, under the section entitled “Tabular Disclosure of Contractual Obligations” in Part I, Item 5F, is hereby incorporated by reference into this Periodic Report. As of September 30, 2025, there were no material changes to this disclosure regarding our contractual obligations.

Critical Accounting Policies and Estimates

The information in the Annual Report on Form 20-F for the year ended December 31, 2024, under the section entitled “Critical Accounting Policies and Estimates” in Part I, Item 5A, is hereby incorporated by reference into this Periodic Report. As of September 30, 2025, there were no material changes to this disclosure regarding our Critical Accounting Policies and Estimates made in the Annual Report.

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ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with transactions denominated in currencies other than a location’s functional currency.

Local currency balances in the United Arab Emirates, Saudi Arabia, Oman, Kuwait and Qatar entities are not considered to represent significant currency risk as the respective currencies in these countries are pegged to either the U.S. dollar or a weighted basket of currencies heavily weighted to the U.S. dollar. Our foreign currency risk arises from the settlement of transactions in currencies other than our functional currency, specifically in the Algerian Dinar, Egyptian Pound, Libyan Dinar, and Iraqi Dinar. However, customer contracts in these countries are largely denominated in U.S. dollars. We do not believe that a 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our operating results or financial condition.

Credit Risk

Credit risk is the risk that one party to a financial instrument may fail to discharge an obligation and cause the other party to incur a financial loss. We are exposed to credit risk on our accounts receivable, unbilled revenue, and other receivables and certain other assets (such as bank balances) as reflected in our Consolidated Balance Sheet, with the maximum exposure equaling the carrying amount of these assets in the Consolidated Balance Sheet. We seek to manage our credit risk with respect to banks by only dealing with reputable banks (our cash and cash equivalents are primarily held with banks and financial institution counterparties that are rated A1 to Baa3, based on Moody’s ratings) and with respect to customers by monitoring outstanding receivables and following up on outstanding balances. Management also considers the factors that may influence the credit risk of its customer base, including the default risk of the industry and the country in which our customers operate. We sell our products to a variety of customers, mainly to NOCs in the MENA region.

We have not experienced any material losses related to non-payment of receivables from individual or groups of customers due to loss of creditworthiness during the years ended December 31, 2024, 2023 and 2022. Management believes that we do not have additional credit risk beyond the amounts already provided for credit losses in our accounts receivable.

Liquidity Risk

Liquidity risk is the risk that we may not be able to meet our financial obligations as they fall due. Our approach to managing liquidity risk is to ensure, as far as possible, that we will always have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable costs or liabilities. We maintain cash flow forecasts to monitor our liquidity position.

Accounts payable are normally settled within customary terms for the industry. We believe cash on hand, cash flows from operating activities and the available credit facilities will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies. See “Risk Factors – We might require additional equity or debt financing to fund operations and/or future acquisitions,” above.

Market Risk

We are exposed to market risks primarily from changes in interest rates on our borrowings.

Since the end of 2021, interest rates have significantly increased as central banks have sought to reduce inflationary pressures. As of September 30, 2025, and December 31, 2021, borrowings under the Term Loan, RCF, and working capital facilities incurred interest at the rate of 7.21% and 2.96%, respectively, for U.S. dollar-denominated borrowings, and interest rates of 7.93% and 3.44%, respectively, for Saudi Arabian Riyal borrowings. Consequently, our interest expense, net, has increased.

We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

ITEM 4. INTERNAL CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our reports that we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended), were effective as of the end of the period covered by this Periodic Report.

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PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

The Company is involved in certain legal proceedings which arise in the ordinary course of business and the outcomes of which are currently subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of these disputes. The Company is contesting these claims/disputes and the Company’s management currently believes that it is not required to recognize a provision because they are not probable or reasonably estimable and any impacts are not expected to have a material impact on the Company’s business, financial condition, results of operations, or liquidity.

Item 1A. Risk Factors.

Risks Relating to Our Business and Operations

There are several factors that affect our business and operations, many of which are beyond our control. In addition to information set forth in this Periodic Report, careful consideration should be given to the risk factors discussed under the caption “Risk Factors” in Part I, Item 3D of the Annual Report on Form 20-F for the year ended December 31, 2024, which could have a material impact on our business, financial condition or results of operations and are hereby incorporated by reference into this Periodic Report. Such risks are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also have a material impact on our business, financial condition or results of operations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: November 13, 2025		/s/ Sherif Foda
	Name:	Sherif Foda
	Title:	Chief Executive Officer
(Principal Executive Officer)

Date: November 13, 2025		/s/ Stefan Angeli
	Name:	Stefan Angeli
	Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)

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